UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F |X|             Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

      Yes |_|                   No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes |_|                   No |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|                   No |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1. Press release dated March 3, 2004 announcing ART's filing of a final prospectus for common share offering.

      2. Press release dated March 10, 2004 announcing closing of Treasury Offering totaling CDN$15,000,000.

      3. Press release dated March 19, 2004 announcing the exercise of the Over-Allotment Option.

      4. Press release dated March 23, 2004 announcing first revenues in the Biomedical sector and financial results for two-month period and eight-month fiscal year ended December 31, 2003.

      5. Press release dated March 29, 2004 announcing presentation of high sensitivity in small animal imaging data at the American Association for Cancer Research Annual Meeting.

      6. Press release dated March 30, 2004 announcing presentation of quantitative small animal imaging data at the Academy of Molecular Imaging Annual Meeting.

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ART ADVANCED RESEARCH TECHNOLOGIES INC.
            (Registrant)


            By: s/s Sebastien Gignac
                -----------------------
                Name: Sebastien Gignac
                Title: Vice President, Corporate Affairs,
                Secretary and General Counsel

Dated: March 31st, 2004

[LOGO] ART

News release
For immediate publication

    ART ADVANCED RESEARCH TECHNOLOGIES INC. FILES FINAL PROSPECTUS FOR COMMON
                                 SHARE OFFERING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Montreal, Canada, March 3, 2004 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA) is pleased to announce that it has signed an underwriting agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. for 7,500,000 common shares of ART at a cost of $CAN 2.00 per share, for a total of $CAN 15,000,000. The other member of the syndicate is National Bank Financial Inc. The underwriters also have an option, exercisable within 30 days of the closing date, to acquire an additional 1,125,000 common shares for purposes of covering over-allotments and for market stabilization. This information is contained in the final prospectus that was filed after the closing of the markets on March 2, 2004 by ART with securities regulatory authorities in each of the provinces of Canada. The Company expects to close the offering on March 10, 2004.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device designed to detect and characterize breast cancer lesions, and that is intended to be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca), Chief Financial Officer
Sebastien Gignac (sgignac@art.ca) Corporate Secretary & General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989

                                      # # #

[LOGO] ART

News release
For immediate publication

      ART ADVANCED RESEARCH TECHNOLOGIES INC. ANNOUNCES CLOSING OF TREASURY
                       OFFERING TOTALING CDN$ 15,000,000

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Montreal, Canada, March 10, 2004 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA) announced today that it has completed an offering of 7,500,000 common shares issued from treasury. The common shares were priced at CDN$ 2.00, bringing the gross proceeds to ART to CDN$ 15,000,000. The offering syndicate was comprised of BMO Nesbitt Burns Inc. and National Bank Financial Inc.

"We are very pleased to have concluded this CDN$ 15 million financing", declared Ms. Micheline Bouchard, President & CEO of ART. "We have broadened our institutional investor base with the addition of key financial institutions from Canada and the U.S. and now have the right level of funding to execute on our business plan and achieve our next milestones", added Ms. Bouchard.

The underwriters have an option to purchase up to an additional 1,125,000 common shares from the Company at the offering price for up to 30 days following the closing of the offering to cover over-allotments and for market stabilization purposes. If the over-allotment option is exercised in full, total gross proceeds to ART will be CDN$ 17,250,000.

The net proceeds of the treasury offering will be used as follows: approximately CDN$ 9,000,000 to fund clinical development and trials for SoftScan(R); with the balance to be used for product development, working capital and general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device designed to detect and characterize breast cancer lesions, and that is intended to be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca) Chief Financial Officer
Sebastien Gignac (sgignac@art.ca) Corporate Secretary & General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989

                                      # # #

[LOGO] ART

News release
For immediate publication

                    ART ADVANCED RESEARCH TECHNOLOGIES INC.:
                      EXERCISE OF THE OVER-ALLOTMENT OPTION

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Montreal, Canada, March 19, 2004 - ART Advanced Research Technologies Inc. (ART) (TSX:ARA) is pleased to announce that the syndicate of underwriters led by BMO Nesbitt Burns Inc. has partially exercised the over-allotment option granted to them pursuant to the underwriting agreement dated March 2, 2004 and that they have purchased 920,000 additional common shares for a total amount of $1,840,000. This transaction brings to $16,840,000 the total amount of the offering.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device designed to detect and characterize breast cancer lesions, and that is intended to be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca), Chief Financial Officer
Sebastien Gignac (sgignac@art.ca) Corporate Secretary & General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989

                                      # # #

[LOGO] ART

News release
For immediate publication

            ART ANNOUNCES FIRST REVENUES IN THE BIOMEDICAL SECTOR AND
               ITS FINANCIAL RESULTS FOR THE TWO-MONTH PERIOD AND
               THE EIGHT-MONTH FISCAL YEAR ENDED DECEMBER 31, 2003

ART has recorded revenues from the sale of its first optical molecular imager product, eXplore Optix(TM) (formerly SAMI), to industry and scientific leaders.

Montreal, Canada, March 23, 2004 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a leading developer of optical imaging technologies, is pleased to announce its financial results for the eight-month fiscal year ended December 31, 2003, where it reported its first sales of US$682,000 in the company's optical molecular imaging history. The company posted a net loss of US$5,832,000 (US$0.20 per share) for its eight-month fiscal year ended December 31, 2003, compared to US$6,547,000 (US$0.28 per share) for the twelve-month fiscal year ended April 30, 2003.

Strategic shift from R&D to commercialization

ART is now in worldwide commercialization of optical molecular imaging devices, as it recorded the first sales of the company's pre-clinical optical molecular imager, eXplore Optix. Our first customers include the U.S. National Institutes of Health (NIH) as well as Novartis Pharma AG, a world leading pharmaceutical company. These first customers represent for ART a significant validation of our unique optical imaging technology. ART expects to sell 18 to 25 units of the eXplore Optix device in 2004.

The new commercial name for the pre-clinical optical molecular imager, eXplore Optix, was unveiled in December at the 89th Scientific Assembly and Annual Meeting of the Radiological Society of North America (RSNA) held in Chicago at which time the device was showcased as part of the GE Medical Systems Molecular Imaging Exhibit.

eXplore Optix, which enables researchers to monitor physiological changes in the metabolism of small laboratory animals, has enormous research implications, particularly for the pharmaceutical industry, seeking to control escalating costs associated with drug development.

ART's alliance with GE Medical Systems is building sales momentum

As the exclusive worldwide distributor of eXplore Optix since August 2003, GE Medical Systems has demonstrated through ART's breakthrough sales its effectiveness in opening markets to our technology in various parts of the world. This mutually beneficial partnership was deepened by our collaborating closely with GE in the re-brand of eXplore Optix, the development of marketing materials, the training of GE's North American sales force, and the future launch of product extensions with recurring revenues to be recorded in 2004.

Strong patent portfolio

In December 2003, ART announced the acquisition of exclusive worldwide licensing rights to Dr. Joseph Lakowicz's extensive optical molecular imaging patent portfolio, strengthening ART's leadership position in the field of optical molecular imaging. ART's collaboration with Dr. Lakowicz's will allow the company to benefit from his extensive knowledge and expertise.

SoftScan's clinical path

ART's SoftScan time domain optical breast imaging device has gone through clinical trials, during which it has demonstrated it can discriminate between malignant and benign tumours. Among many advantages shown by SoftScan, its laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment, and thereby reduce side effects and discomfort. Interim results of clinical trials are positive and the company anticipates the start of pivotal clinical trials in 2004.

Financial Highlights (in US dollars)

To align reporting with most companies in the sector, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003. In addition, the two-month period ended December 31, 2003 was compared with the quarter ended January 31, 2003. Consequently, the results report discrepancies between the two fiscal years and the two periods, which are primarily due to the fact that the compared periods are different.

ART posted sales of $682,000 during the two-month period and the eight-month fiscal year ended December 31, 2003, as compared to none in the quarter ended January 31, 2003 and the twelve-month fiscal year ended April 30, 2003. These revenues came from the sale of eXplore Optix units to the biomedical sector.

Research and development expenditures in the two-month period ended December 31, 2003 were $1,155,000, compared to $1,781,000 in the quarter ended January 31, 2003. Research and development expenditures, net of investment tax credits, for the eight-month fiscal year ended December 31, 2003 amounted to $3,491,000, compared to $5,734,000 for fiscal year ended April 30, 2003. Research and development expenditures were engaged for the development of the current generation of eXplore Optix units. Moreover, ART continued to develop its SoftScan system and pursued clinical trials with McGill University Health Centre, Sunnybrook and Ottawa. The company follows a conservative approach that consists of treating all investments in research and development, along with the cost of clinical trials, as expenses when incurred, and not capitalizing any development expenditures.

Selling, general, and administrative expenses in the two-month period ended December 31, 2003 decreased to $683,000, compared to $722,000 in the quarter ended January 31, 2003. Selling, general, and administrative expenses for the eight-month fiscal year ended December 31, 2003 were $2,239,000 compared to $2,885,000 for the fiscal year ended April 30th, 2003. Selling, general and administrative expenses were engaged to support commercial activities of eXplore Optix, increase the Company's visibility, as well as supporting the Company's activities.

The Company has recorded no profit from discontinued operations for the two-month period and the eight-month fiscal year ended December 31, 2003, as compared to no profit for the quarter ended January 31, 2003 and a profit of $2,480,000 for the fiscal year ended April 30, 2003. The discontinued operations represent the ISIS thermal imaging division sold by the Company.

Overall expenses resulted in a net loss of $1,617,000 (0.05 per share) in the two-month period ended December 31, 2003, compared to $3,692,000 (0.14 per share) in the quarter ended January 31, 2003. The net loss of the eight-month fiscal year ended December 31, 2003 was $5,832,000 (0.20 per share), compared to $6,547,000 (0.28 per share) for the fiscal year ended April 30, 2003.

ART has concluded several private placements during this fiscal year ended December 31, 2003. In addition, the Company has concluded a treasury offering on March 10, 2004 followed by the partial exercise of the over-allotment option on March 19, 2004, which amounted to a total of $22 million, net of estimated related expenses. As of December 31, 2003, on a pro-forma basis, the Company had cash and cash equivalents and investment tax credit receivable of $22,4 million, providing the right level of financing to execute its business plan and achieve its next milestones.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device designed to detect and characterize breast cancer lesions, and that is intended to be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

Financial Statements (in US$)

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca), Chief Financial Officer
Sebastien Gignac (sgignac@art.ca) Corporate Secretary & General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989

                                      # # #

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(in thousand of U.S. dollars)
(Unaudited)

=============================================================================================================

                                                                         December 31, 2003     April 30, 2003
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash                                                                     $  4,200             $    830
     Term deposit, 2.65%, maturing in April 2004                                   231                  209
     Commercial papers, 1.01% to 2.90%,maturing from June to August 2003            --                3,648
     Commercial papers, 2.70% to 2.80%, maturing from April to June 2004         4,993                   --
     Accounts receivable                                                           802                  125
     Investment tax credit receivable                                            1,159                  906
     Inventories                                                                   336                   --
     Prepaid expenses                                                              168                  241
                                                                              --------             --------
                                                                                11,889                5,959
                                                                              --------             --------

Property and equipment                                                             478                  386
                                                                              --------             --------
Other assets
    Restricted cash                                                                 --                  556
    Patents and deposit (Note 3)                                                 1,338                1,131
                                                                              --------             --------
                                                                                 1,338                1,687
                                                                              --------             --------
                                                                              $ 13,705             $  8,032
                                                                              ========             ========
LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                  $  2,292             $  1,819
                                                                              --------             --------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants (Note 4)                              67,871               56,265
Contributed surplus (Note 5)                                                        18                   --
Deficit                                                                        (56,753)             (49,561)
Cumulative translation adjustments                                                 277                 (491)
                                                                              --------             --------
                                                                                11,413                6,213
                                                                              --------             --------
                                                                              $ 13,705             $  8,032
                                                                              ========             ========

The accompanying notes are an integral part of the consolidated financial staements.

ART Advanced Research Technologies Inc.
Consolidated Operations and Deficit
(in thousand of U.S. dollars except per share amounts)
(Unaudited)

===================================================================================================================================
                                                                 Two-month        Three-month        Eight-month       Twelve-month
                                                              period ended       period ended  fiscal year ended  fiscal year ended
                                                         December 31, 2003   January 31, 2003  December 31, 2003     April 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------
 Sales                                                        $        682       $         --       $        682       $         --
 Cost of sales                                                         378                 --                378                 --
                                                              ------------       ------------       ------------       ------------
 Gross margin                                                          304                 --                304                 --
                                                              ------------       ------------       ------------       ------------

 Operating expenses
     Research and development, net of investment tax credit          1,155              1,781              3,491              5,734
     Selling, general and administrative                               683                722              2,239              2,885
     Amortization                                                       60                 35                137                138
                                                              ------------       ------------       ------------       ------------
                                                                     1,898              2,538              5,867              8,757
                                                              ------------       ------------       ------------       ------------
 Operating loss                                                      1,594              2,538              5,563              8,757
 Interest income                                                       (31)               (31)               (63)               (99)
 Foreign exchange loss                                                  54                138                332                219
 Other expenses                                                         --              1,468                 --              1,468
                                                              ------------       ------------       ------------       ------------
 Loss from continuing operations before incomes taxes                1,617              4,113              5,832             10,345
 Current income taxes recovered                                         --               (421)                --             (1,318)
                                                              ------------       ------------       ------------       ------------
 Loss from continuing operations                                     1,617              3,692              5,832              9,027
 Profit from discontinued operations                                    --                 --                 --             (2,480)
                                                              ------------       ------------       ------------       ------------
 Net loss                                                     $      1,617       $      3,692              5,832              6,547
                                                              ============       ============
 Deficit, beginning of year                                                                               49,561             42,309
 Share and share purchase warrants issue expenses                                                          1,360                705
                                                                                                    ------------       ------------
 Deficit, end of year                                                                               $     56,753       $     49,561
                                                                                                    ============       ============

Basic and diluted earnings (loss) per share

    continuing operations                                     $      (0.05)      $      (0.14)      $      (0.20)      $      (0.38)
                                                              ============       ============       ============       ============

    discontinued operations                                   $         --       $         --       $         --       $       0.10
                                                              ============       ============       ============       ============

Basic and diluted net loss per share (Note 3)                 $      (0.05)      $      (0.14)      $      (0.20)      $      (0.28)
                                                              ============       ============       ============       ============

 Basic and diluted weighted average number of common
     shares outstanding                                         34,001,607         26,242,276         29,456,248         23,493,351
                                                              ============       ============       ============       ============

 Number of common shares outstanding, end of year               34,238,523         26,673,341         34,238,523         26,673,341
                                                              ============       ============       ============       ============

The accompanying notes are an integral part of the consolidated financial staements.

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(in thousand of U.S. dollars)
(Unaudited)

=================================================================================================================================
                                                               Two-month        Three-month        Eight-month       Twelve-month
                                                            period ended       period ended  fiscal year ended  fiscal year ended
                                                       December 31, 2003   January 31, 2003  December 31, 2003     April 30, 2003
---------------------------------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
 Net loss                                                      $ (1,617)          $ (3,692)          $ (5,832)          $ (6,547)
 Non-cash item
     Amortization expense                                            60                 35                137                138
     Directors & employees stock options (Note 5)                    18                 --                 18                 --
     Other expenses                                                  --                718                 --                718
 Decrease (increase) in current assets
     Accounts receivable                                           (659)                 6               (635)                61
     Investment tax credit receivable                              (122)              (179)              (150)              (563)
     Inventories                                                    428                 --               (322)                --
     Prepaid expenses                                               136                 39                 95               (175)
 Increase (decrease) in current liabilities
     Accounts payable and accrued liabilities                       302                 35                269                165
     Current income taxes recovered                                  --               (421)                --                 --
                                                               --------           --------           --------           --------
 Cash flows from continuing operating activities                 (1,454)            (3,459)            (6,420)            (6,203)
 Cash flows from discontinued activities                             --                                    --             (4,331)
                                                               --------           --------           --------           --------
 Cash flows from operating activities                            (1,454)            (3,459)            (6,420)           (10,534)
                                                               --------           --------           --------           --------
 INVESTING ACTIVITIES
 Decrease (increase) of short-term investments                   (4,933)               193               (920)            (1,131)
 Increase in in property and equipment                              (52)               (13)              (166)               (53)
 Decrease (increase) in other assets                                (53)               (34)               485               (648)
                                                               --------           --------           --------           --------
 Cash flows from continuing investing activities                 (5,038)               146               (601)            (1,832)
 Cash flows from discontinued activities                             --                 --                 --              5,500
                                                               --------           --------           --------           --------
 Cash flows from investing activities                            (5,038)               146               (601)             3,668
                                                               --------           --------           --------           --------
 FINANCING ACTIVITIES
 Share and share purchase warrants issue                            659              7,500             11,605              7,503
 Share and share purchase warrants issue expenses                  (203)              (697)            (1,360)              (705)
                                                               --------           --------           --------           --------
 Cash flows from financing activities                               456              6,803             10,245              6,798
 Effect of foreign currency translation adjustments                 105                231                146                201
                                                               --------           --------           --------           --------
                                                                    561              7,034             10,391              6,999
                                                               --------           --------           --------           --------
 Net increase (decrease) in cash and cash equivalents            (5,931)             3,721              3,370                133
 Cash and cash equivalents, beginning of year                    10,131              3,469                830                697
                                                               --------           --------           --------           --------
 Cash and cash equivalents, end of year                        $  4,200           $  7,190           $  4,200           $    830
                                                               ========           ========           ========           ========

CASH AND CASH EQUIVALENTS
Cash                                                           $  4,200           $    431           $  4,200           $    830
Term deposits                                                        --              5,572                 --                 --
Commercial papers                                                    --              1,187                 --                 --
                                                               --------           --------           --------           --------
                                                               $  4,200           $  7,190           $  4,200           $    830
                                                               ========           ========           ========           ========
Supplemental disclosure of cash flows information
Interest received                                              $     15           $     31           $     47           $     90

The accompanying notes are an integral part of the consolidated financial staements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars )
(Unaudited)

1- BASIS OF PRESENTATION

      These interim financial statements as at December 31, 2003 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, they contain all adjustments necessary to present fairly the Company's financial position as at December 31, 2003 and April 30, 2003 and its results of operations and its cash flows for the two-month period and the eight-month fiscal year ended December 31, 2003 and for the three-month period ended January 31, 2003 and the twelve-month fiscal year ended April 30, 2003.

      The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

      The Company has changed it's fiscal year-end from April 30 to December 31. Accordingly the current financial statements are for a period of eight months. During the year ended April 30, 2003, the Company had no commercial operations.

2- CHANGE IN ACCOUNTING POLICY

      On May 1, 2002, the Company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines in particular recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair value based method of accounting and encourage entities to adopt this method of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro-forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. From May 1, 2002 to April 30, 2003 the Company has adopted the latter alternative treatment.

      In September 2003, the transitional provisions in CICA Handbook Section 3870 and have been revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004. During the eight-month fiscal year ended December 31, 2003, effective as of the beginning of the fiscal year, the Company has chosen to record an expense for the stock options granted to employees using the fair value method. The effect of the adoption of the recommendations has resulted in as a charge of $18,206 in the consolidated statement of operations and deficit for the two-month period and the eight-month fiscal year ended December 31, 2003.

      The Company has examined the scope of the CICA Accounting Guideline AcG-14, "Disclosure of Guarantees", that was issued during the eight-month fiscal year ended December 31, 2003. As the Company does not issue guarantees contemplated by the Guideline, the implementation of this new guideline had no impact on the financial statements.

The accompanying notes are an integral part of the consolidated financial staements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars)
(Unaudited)

3- ACCOUNTING POLICIES

      Inventories

      Inventories are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method.

      Patents

      Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. The carrying value is tested for impairment annually. Should this review indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment. Information relating to the patents is detailed as follows:

                                                              December 31,   April 30,
                                                                      2003        2003
                                                                    ------      ------
      Gross carrying value                                          $1,343      $1,127
      Accumulated amortization                                          21          --
                                                                    ------      ------
      Net carrying value                                            $1,322      $1,127
                                                                    ======      ======

      Patents maintenance cost since the beginning of the year      $   97      $  144
                                                                    ======      ======

      Basic and diluted loss per common share and information pertaining to number of shares

      The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all fiscal years presented. Diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all of the fiscal years presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

The accompanying notes are an integral part of the consolidated financial staements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars except per share amounts)
(Unaudited)

4- CAPITAL STOCK AND SHARE PURCHASE WARRANTS

      The following table presents the changes in the number of outstanding common shares in the last two fiscal years:

                                                                                  December 31, 2003               April 30, 2003
                                                                            -----------------------      -----------------------
                                                                                      Common shares                Common shares
                                                                            -----------------------      -----------------------
                                                                                Number        Value          Number        Value
                                                                            ----------      -------      ----------      -------
      Issued and fully paid
      Balance, beginning of year                                            26,673,341      $55,488      20,523,591      $47,985
      Issue of shares for cash                                               7,564,782       10,467       6,142,680        7,500
      Issue of shares for cash following the exercise of stock options             400            1           7,070            3
                                                                            ----------      -------      ----------      -------
      Balance, end of year                                                  34,238,523      $65,956      26,673,341      $55,488
                                                                            ==========      =======      ==========      =======

      The following table presents the changes in the number of share purchase warrants outstanding in the last two fiscal years:

                                                                    December 31, 2003                               April 30, 2003
                                            -----------------------------------------      ---------------------------------------
                                                                             Weighted                                     Weighted
                                                                              average                                      average
                                                                       exercise price                               exercise price
                                               Number          Value              CA$         Number        Value              CA$
                                            ---------      ---------   --------------      ---------    ---------   --------------
      Balance, beginning of year            2,465,237      $     778        $    5.66      1,560,000    $      60        $    7.50
      Issue of share purchase warrants        743,185(a)       1,137             2.11        905,237          718             2.50

                                            ---------      ---------        ---------      ---------    ---------        ---------
      Balance, end of year                  3,208,422      $   1,915        $    4.84      2,465,237    $     778        $    5.66
                                            =========      =========        =========      =========    =========        =========

The accompanying notes are an integral part of the consolidated financial staements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

4- CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)

(a) During the eight-month fiscal year ended December 31, 2003, the Company completed a series of financing rounds through private placements.

      According to financing agreements closed on September 22, 2003, December 12, 2003 and December 22, 2003, the Company issued 7,564,782 common shares and 743,185 share purchase warrants for a gross proceed of $11.6 million. Commissions related to the financing rounds amounting to $1,162,666 were incurred and included in the deficit as and share purchase warrants issue expenses. The 743,185 share purchase warrants issued for the financing to Synerglobe Capital Ltd. and Kingsdale Capital Partners Inc., were evaluated at $1,137,125, following the assumptions listed below and were presented in the section "Capital stock and share purchase warrants" of the shareholders' equity.

      Information relating to the share purchase warrants is detailed as follows:

      - Synerglobe Capital Ltd. received 630,154 share purchase warrants entitling it to buy 630,154 common shares of the Company at an exercise price of CA$2.08;

      - Kingsdale Capital Partners Inc. received 94,742 share purchase warrants entitling it to buy 94,742 common shares of the Company at an exercise price of CA$2.08 and 18,289 share purchase warrants entitling it to buy 18,289 common shares of the Company at an exercise price of CA$3.23.

      These share purchase warrants are exercisable beginning on the grant date and expire three years after. The Company evaluated the fair market value of share purchase warrants using the Black & Scholes model. The valuation assumptions are listed below:

      -     Expected life: 3 years

      -     Expected volatility: 70%

      -     Weighted average risk-free interest rate: 3.71%

      -     Dividend rate: 0%

5- STOCK-BASED COMPENSATION PLANS

      As at December 31, 2003, the Company offered a compensation plan to employees, which is described in its most recent annual consolidated financial statements.

      The fair value of stock options granted during the eight-month fiscal year ended December 31, 2003 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:

      -     Expected life: 4.5 years.

      -     Expected volatility : 70%

      -     Weighted average risk-free interest rate: 3.84%

      -     Dividend rate: 0%

      The weighted average fair value of stock options granted during the two-month period and the eight-month fiscal year ended December 31, 2003 was respectively $1.67 and $1.36.

      As a result of the revision of the transitional provisions of Handbook
      Section 3870, Stock-Based Compensation and Other Stock-Based Payments, the Company recorded an expense of $18,206 using the fair value method in its consolidated operations and deficit statement for stock options granted to employees in the two-month period and the eight-month fiscal year ended December 31, 2003.

The accompanying notes are an integral part of the consolidated financial staements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars except per share amounts)
(Unaudited)

5- STOCK-BASED COMPENSATION PLANS (Continued)

      During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro-forma amounts indicated in the following table :

                                                      Two-month     Three-month          Eight-month      Twelve-month
                                                   period ended    period ended    fiscal year ended       fiscal year
                                                   December 31,     January 31,         December 31,   ended April 30,
                                                           2003            2003                 2003              2003
                                                   ------------    ------------    -----------------   ---------------
Net loss as reported                                    $ 1,617         $ 3,692              $ 5,832           $ 6,547
Less: compensation expense recognized in the
consolidated statement of operations and deficit            (18)             --                  (18)               --
Plus: total compensation expenses                            43              44                  153               135
                                                        -------         -------              -------           -------
Pro-forma net loss                                        1,642           3,736                5,967             6,682
                                                        =======         =======              =======           =======

Basic and diluted loss per share
As reported                                             $ (0.05)        $ (0.14)             $ (0.20)          $ (0.28)
Pro-forma                                               $ (0.05)        $ (0.14)             $ (0.20)          $ (0.28)

      The following table presents the changes in the number of stock options outstanding in the last two fiscal years:

                                                       December 31, 2003                           April 30, 2003
                                  --------------------------------------   --------------------------------------
                                                 Directors, officers and                  Directors, officers and
                                                               employees                                employees
                                  --------------------------------------   --------------------------------------
                                                                Weighted                                 Weighted
                                                                 average                                  average
                                                          exercise price                           exercise price
                                  Number of options                  CA$   Number of options                  CA$
                                  -----------------       --------------   -----------------       --------------
Balance, beginning of year                1,476,200           $     4.06           1,207,070           $     6.01
Options granted                             142,400                 3.21             658,900                 2.04
Options exercised                              (400)                2.39              (7,070)                0.63
Options cancelled                          (186,600)                5.42            (382,700)                6.81
                                         ----------           ----------          ----------           ----------
Balance, end of year                      1,431,600           $     3.79           1,476,200           $     4.06
                                         ==========           ==========          ==========           ==========

Options exercisable end of year             846,400                 4.81             739,565                 5.81
                                         ==========           ==========          ==========           ==========

      The fair value of stock options outstanding as at December 31, 2003 was $1.65, and was estimated on the grant date using the Black & Scholes option-pricing model.

      In January 2004, the Company has granted, subject to regulatory approval, 478,740 stock options to employees and officers of the Company with exercise prices ranging from CA$3.00 to CA$3.23.

The accompanying notes are an integral part of the consolidated financial staements.

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(In U.S. dollars)
(Unaudited)

6- SEGMENT INFORMATION

      Following the disposal of the industrial division during the first quarter of the year ended April 30, 2003, only the optical molecular imaging segment remains for decision making and performance assessment purposes.

7- SUBSEQUENT EVENTS

      On March 2, 2004, the Company signed an underwriting agreement with a syndicate of underwriters. Simultaneously, the Company filed a final prospectus with securities regulatory authorities in each of the provinces of Canada for the offering of 7,500,000 common shares of the Company at an issue price of CA$2.00 per share, for a total of CA$15,000,000. The underwriters also have an option, exercisable within 30 days of the closing date, to purchase up to a maximum of 1,125,000 additional common shares at the same issue price of CA$2.00 per share. The closing of the offering took place on March 10, 2004 at which date the Company received total proceeds of approximately CA$14,025,000 net of the underwriters' fees and other related expenses amounting to CA$1,350,000 which were not tax affected and were recorded as a charge to the deficit account.

      The offering was followed by the partial exercise of the over-allotment option by the underwriters on March 19, 2004, which resulted in additional proceeds of $1.3 million, gross of any related expenses.

The accompanying notes are an integral part of the consolidated financial staements.

[LOGO] ART

News release
For immediate publication

   ART ANNOUNCES PRESENTATION OF HIGH SENSITIVITY IN SMALL ANIMAL IMAGING DATA
     AT THE ANNUAL MEETING OF THE AMERICAN ASSOCIATION FOR CANCER RESEARCH

Subnanomole fluorophore quantity detection and volumetric reconstruction capabilities enable researchers to better study cancer metastasis.

Montreal, Canada, March 29, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leading developer of optical imaging technologies, today announced the presentation of data at the 2004 Annual Meeting of the American Association for Cancer Research presently being held in Orlando, Florida until March 31, from in vivo research and development studies with ART's eXplore Optix(TM) time-domain small animal molecular imaging system. The studies were conducted at LAB Preclinical Research International Inc. in Laval, Canada, and at ART by both ART researchers and external investigators.

Laura McIntosh, Ph.D., Program Director, Small Animal Molecular Imaging at ART presented the results of the in vivo studies on Sunday, March 28 in Abstract and Poster Number 222. Consistent with the results of previous studies demonstrating the high quantitation and high sensitivity capabilities of ART's eXplore Optix(TM) time-domain small animal molecular imaging system in the nanomolar range, these in vivo studies demonstrated subnanomole fluorophore quantity detection capabilities at a depth of between 10 and 15 mm. Furthermore, volumetric reconstruction of this time-domain data was also achieved.

"These results open the door to studies of cancer metastasis by pharmaceutical, biotechnology, and academic researchers, since the ability to measure and visualize the critical location and relative concentration parameters with the eXplore Optix(TM) system has now been confirmed," commented Dr. McIntosh.

About ART Advanced Research Technologies, Inc.

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector.

ART has developed two devices based on this innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device designed to detect and characterize breast cancer lesions, and that is intended to be used for the analysis of breast cancer lesions and the monitoring of treatments.

ART's shares are listed on the TSX under the ticker symbol ARA.

Visit ART online at http://art.ca/en/home.html

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For Further Information, Please Contact:

ART Advanced Research Technologies, Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777

Renmark Financial Communications, Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO] ART

News release
For immediate publication

         ART ANNOUNCES PRESENTATION OF QUANTITATIVE SMALL ANIMAL IMAGING DATA AT THE ANNUAL MEETING OF THE ACADEMY OF MOLECULAR IMAGING

High quantitation and precise resolution capabilities deliver efficient and cost-effective in vivo evaluation of biological molecular activities.

Montreal, Canada, March 30, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leading developer of optical imaging technologies, today announced the presentation of data at the 2004 Annual Meeting of the Academy of Molecular Imaging in Orlando from in vivo research and development studies with ART's eXplore Optix(TM) time-domain small animal molecular imaging system. The studies were conducted at LAB Preclinical Research International Inc. in Laval, Canada, and at ART by both ART researchers and external investigators. Results of two in vivo studies were presented on March 29, 2004.

The results of a first study, presented by Dr. Pascal Gallant of ART, demonstrated the high quantitation, precise three-dimensional localization, and fluorescence lifetime in vivo capabilities of ART's eXplore Optix(TM) time-domain small animal molecular imaging system in the murine animal model. The results of a second study presented by Dr. Alexandre Belenkov of ART in Poster 143, demonstrated the eXplore Optix(TM) system's abilities to localize and discriminate between multiple endogenous and exogenous molecules. Time-domain resolution of fluorescent lifetimes as small as 0.2 nanoseconds was achieved.

Laura McIntosh, Ph.D., Program Director, Small Animal Molecular Imaging, ART, commented: "These results further demonstrated the unique fluorescent lifetime and high quantitation in vivo capabilities of ART's eXplore Optix(TM) system. These unique capabilities establish the eXplore Optix(TM) system as a time-saving and cost-effective tool for in vivo pharmaceutical development and biologic research."

About ART Advanced Research Technologies, Inc.

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector.

ART has developed two devices based on this innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device designed to detect and characterize breast cancer lesions, and that is intended to be used for the analysis of breast cancer lesions and the monitoring of treatments.

ART's shares are listed on the TSX under the ticker symbol ARA.

Visit ART online at http://art.ca/en/home.html

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For Further Information, Please Contact:

ART Advanced Research Technologies, Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777

Renmark Financial Communications, Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com